[Letterhead of]

BRISTOL-MYERS SQUIBB COMPANY

November 25, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Re:	Mead Johnson Nutrition Company

Registration Statement on Form S-4

Filed November 16, 2009

File No. 333-163126

Bristol-Myers Squibb Company

Schedule TO-I

Filed November 16, 2009

File No. 005-36087

Dear Ms. Kim:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in your comment letter dated November 23, 2009 (the “Comment Letter”) to Bristol-Myers Squibb Company (“BMS”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”) filed by Mead Johnson Nutrition Company (“MJN”) and Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by BMS. Enclosed herewith are (1) a copy of Amendment No. 1 to the Registration Statement, which has been marked to indicate changes made to the Registration Statement filed on November 16, 2009, and (2) a copy of Amendment No. 1 to the Schedule TO.

The numbered paragraphs and headings below correspond to the numbered paragraphs and headings set forth in the Comment Letter. For your convenience, the Staff’s comments are set forth in italics below followed by the responses of BMS and MJN.

Schedule TO-I

1.	Please tell us what consideration was given to including Mead Johnson as a bidder. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add Mead Johnson as an additional bidder, please provide your analysis in your response letter. To the extent that you add additional bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Mead Johnson Nutrition Company (“MJN”) has not been identified as a “bidder” (as defined in Rule 14d-1(g)(2) of Regulation 14D) in the exchange offer because we have concluded that MJN is neither a person making the offer nor on whose behalf the offer is made. In reaching this conclusion, we considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.2 of the Commission’s Division of Corporation Finance Current Issues and Rulemaking Projects (November 14, 2000), as updated (the “CIRP”), which describes the factors the Staff will consider in connection with determining the “bidder” in a tender offer.

In determining that neither MJN nor any other entity should be included as a bidder, we considered the following relevant factors outlined in Section II.D.2 of the CIRP:

•

Is the named bidder an established entity with substantive operations and assets apart from those related to the offer? BMS is an established entity with net sales of approximately $20.6 billion for the year ended December 31, 2008 and has substantive operations and assets apart from the equity interests of MJN that it owns, which represent just one of BMS’ businesses. In addition, BMS is conducting the exchange offer for its own corporate purposes which include, among other things, enabling BMS to focus on the development of its BioPharmaceutical business.

•

To what extent did or does an entity other than BMS control the terms of the offer? BMS solely controls the terms of the exchange offer. No other entity (including MJN) has any ability to waive or modify any conditions to the exchange offer.

•

Does another entity control BMS, directly or indirectly? BMS is not controlled, directly or indirectly, by any other entity. BMS is a widely held public company, and there are no beneficial owners of more than 5 percent of the outstanding shares of BMS common stock. In addition, MJN is subsidiary of BMS not having any control over BMS.

•

Would an entity other than BMS own the securities purchased by BMS in the exchange offer? No, all shares of BMS common stock which BMS is offering to acquire in the exchange offer are expected to be retained solely by BMS.

•

Did an entity other than BMS play a significant role in initiating, structuring or negotiating the exchange offer? No, BMS initiated, structured and negotiated the material terms of the exchange offer, and no other entity played a significant role in any of these activities.

For the foregoing reasons, the offer is being made by and on behalf of BMS solely. Accordingly, neither MJN nor any other entity is a “bidder” in this context.

Item 10. Financial Statements, page 5

2.	Please advise us as to why you have not included pro forma information for BMS or MJN. Refer to Item 1010(b) of Regulation M-A and Item 5 of Form S-4.

Mead Johnson Nutrition Company

The transactions relating to the exchange offer have no impact on MJN’s historical financial statements that would require pro forma financial statements under the relevant rules. Therefore, no pro forma information for MJN was included in the Registration Statement. MJN will not receive any cash from the distribution by BMS of shares of MJN, and the total number of shares of MJN issued and outstanding will not change as a result of the exchange offer. In addition, no significant business combination or disposition is contemplated by MJN as part of the exchange offer. The primary impact of the exchange offer will be the distribution of shares of MJN held by BMS to BMS shareholders that participate in the exchange offer. Simply put, the exchange offer results in a change of shareholders of MJN, but there is no change at the MJN level requiring pro forma financial statements. Accordingly, no transaction has occurred or is probable as part of the exchange offer that would require pro forma information under Rule 11-01 of Regulation S-X which Item 5 of Form S-4 references. In addition, we believe Item 10 of Schedule TO is not applicable to MJN, and even if it were, for the reasons outlined above, no pro forma information is required for MJN under the Schedule TO filed by BMS.

Bristol-Myers Squibb Company

The Form S-4 requirements do not require pro forma financial information for BMS. The items contemplated by Part I.A of Form S-4, including Items 3 and 5, relate only to the registrant, in this case MJN. See, for example, Items 3(d)(iii) and 3(e).1 Consistent with Item 3 which, like Item 5, appears in Part I.A of Form S-4, Item 5 potentially requires pro forma information relating to the registrant only. Therefore, these items are not applicable to BMS but only to MJN, and for the reasons noted above, no pro forma financial information is required for MJN.

[1]	While Item 3(f) of Form S-4 references equivalent pro forma per share data of the company being acquired, the instruction to paragraph (f) states that such per share data is actually calculated using the data of the registrant multiplied by the exchange ratio and such data was included on page 18 of the initial Registration Statement.

In addition, information with respect to BMS is provided in the Registration Statement pursuant to Item 15 of Form S-4, but Item 15 does not require pro forma financial information giving effect to the transaction. Item 15 requires financial information pursuant to Item 10(b) with respect to BMS, and Item 10(b)(1) states that pro forma information otherwise required by Article 11 of Regulation S-X need not be provided with respect to the transaction for which securities being registered are to be issued. Pro forma information is also not provided for BMS in the Registration Statement because no pro forma information relating to BMS is required under Article 11 of Regulation S-X which Item 5 of Form S-4 references. There is no significant business combination that has occurred or is probable for BMS that would require pro forma financial information under Rule 11-01(a) of Regulation S-X. In addition, while BMS is disposing of its equity interests in MJN through the exchange offer, Rule 11-01(a)(4) of Regulation S-X only requires pro forma financial information for dispositions by the registrant, which in this case is MJN and not BMS.

Item 1010(b) of Regulation M-A requires pro forma financial information to be in the applicable Schedule TO if that information is “material”. There is no specific definition of what constitutes “material” in this context, unlike other provisions where specific numeric metrics are determinative of filing requirements. See, for example, Rule 1-02(w) of Regulation S-X and Item 2.01 of Form 8-K. Indeed, Instruction 1 to Item 10 of Form Schedule TO makes clear that “the facts and circumstances of a tender offer…may influence a determination as to whether [pro forma] financial statements are material, and thus required to be disclosed”. In addition, Staff Accounting Bulletin 99 (“Bulletin 99”) of the SEC provides guidance as to the determination of materiality in this context. Under Bulletin 99, materiality requires an assessment of the “total mix” of information available to investors. Taking into account, the “total mix” of information, we concluded that pro forma financial statements for BMS are not material in light of the current disclosure in the related Registration Statement and the Schedule TO, including the information incorporated by reference therein. MJN is reported as a stand-alone segment in the BMS financial statements, and MJN is a public reporting company. Moreover, BMS has only one other segment—BioPharmaceuticals. Therefore, we believe the BMS financial statements incorporated by reference in the Registration Statement and the Schedule TO contain, through the BioPharmaceuticals segment information, information that shows in all material respects what BMS’ results would have been without MJN. Accordingly, we concluded that the impact of the exchange offer on BMS’ financial statements is not material, consistent with the guidance of Instruction 1 to Item 10 and Bulletin 99. To this end, in the related Registration Statement, investors are told on pages 9, 15, 17, 38 and 48 that upon completion of the exchange offer MJN’s results will no longer be consolidated with those of BMS for financial reporting purposes. In the same places, investors are referred to the disclosure about MJN’s impact on BMS financial statements disclosed in Note 3 to the BMS Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and Note 22 to the BMS audited financial statements included in the BMS Current Report on Form 8-K filed on April 28, 2009, which are incorporated by reference in the related Registration Statement. We have also added a statement in Amendment No. 1 to Schedule TO on page 3, indicating that pro forma financial information has not been provided because BMS has determined that such information would not be material and directing investors to the BioPharmaceuticals segment information in BMS’ public filings which are incorporated by reference. Finally, we also note that the numerical significance tests in Article 11 of Regulation S-X are not applicable under Item 10 of Schedule TO to this transaction. Item 10 of Schedule TO only references the Regulation S-X tests in Instruction 5 for negotiated third-party cash tender offers, which is not the case here.

Form S-4

Questions and Answers About the Exchange Offer, page 1

Are there any conditions to BMS’ obligation to complete the exchange offer, page 5

3.	We note that the offer is conditioned on the distribution of at least 144.5 million shares of MJN common stock. Please note that if you waive a material offer condition, such as the minimum tender condition, five business days must remain in the offer and the offer document must be amended to disclose the change. Please confirm your understanding.

We confirm that, if the waiver of an offer condition results in a material change in the information published, sent or given to security holders, we understand five business days must remain in the offer and the offer documents must be amended to disclose the change.

Proration; Odd-Lots, page 11

4.	We note that the proration factor will be announced as promptly as practicable. Please revise, here and on pages 53, 54 and 61, to comply with Rule 14e-1(c) which requires the prompt payment or return of securities after expiration or termination of the offer.

We have revised the disclosure on pages 11, 53, 54 and 62 of Amendment No. 1 to the Registration Statement to clarify that BMS will exchange or return any shares promptly upon expiration or termination of the exchange offer, as applicable.

Cautionary Statement Concerning Forward-Looking Statements, page 43

5.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. In addition, we note the reference in several 425 filings. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press release or other communications relating to this offer.

The referenced statement has been deleted from the Registration Statement on page 65, and the disclosure in the “Cautionary Statement Concerning Forward-Looking Statements” section of the Registration Statement on page 43 has been revised in response to the Staff’s comment. In addition, we will refrain from referencing the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in future press releases or communications.

Withdrawal Rights, page 58

6.	We note that only two trading days will remain in the offer after the final exchange ratio is disclosed. Please revise to describe the effect on the timeframe and procedure for withdrawals during the last two trading days by non-DTC participants and those who hold shares through a broker or other institution.

We revised the disclosure on page 58 to highlight that investors holding shares through an intermediary such as a broker or other institution need to communicate with their applicable institution to understand that institution’s requirements for delivering a notice of withdrawal on an investor’s behalf. The revised disclosure also clarifies that institutions may require instruction from a beneficial holder prior to the last two trading days during which the final exchange ratio is known. The revised disclosure also makes clear that non-DTC participants that directly hold shares have until 12:00 midnight, New York City time, on the expiration date to direct the exchange agent to withdraw their shares.

*            *            *            *             *

Please call our attorneys at Cravath, Swaine & Moore LLP – specifically Ronald Cami at (212) 474-1048 or Craig Smith at (212) 474-1654 – if you have any questions regarding this submission.

Very truly yours,

/s/ SANDRA E. LEUNG

Sandra E. Leung

Senior Vice President, General Counsel & Secretary

cc:

Porter Morrill, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Ronald Cami, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019